SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

NEW WORLD COFFEE - MANHATTAN BAGEL, INC.
______________________________________________________________________________
(Name of Issuer)

Shares of Common Stock, no par value
______________________________________________________________________________
(Title of Class of Securities)

648904200
______________________________________________________________________________
(CUSIP NUMBER)

Greenlight Capital, L.L.C.
420 Lexington Avenue, Suite 1740
New York, New York 10170
Tel. No.: (212) 973-1900
______________________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to -

Eliot D. Raffkind
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800

January 17, 2001
______________________________________________________________________________
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 648904200	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greenlight Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,242,056 (includes 4,242,056 shares issuable to affiliates of the reporting person upon exercise of Warrant Agreements with the Issuer)
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 4,242,056 (includes 4,242,056 shares issuable to affiliates of the reporting person upon exercise of Warrant Agreements with the Issuer)
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,242,056 (includes 4,242,056 shares issuable to affiliates of the reporting person upon exercise of Warrant Agreements with the Issuer)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.1%
14	TYPE OF REPORTING PERSON* OO

         *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 648904200	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) David Einhorn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,242,056 (includes 4,242,056 shares issuable to affiliates of the reporting person upon exercise of Warrant Agreements with the Issuer)
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 4,242,056 (includes 4,242,056 shares issuable to affiliates of the reporting person upon exercise of Warrant Agreements with the Issuer)
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,242,056 (includes 4,242,056 shares issuable to affiliates of the reporting person upon exercise of Warrant Agreements with the Issuer)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.1%
14	TYPE OF REPORTING PERSON* IN

         *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 648904200	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey A. Keswin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,242,056 (includes 4,242,056 shares issuable to affiliates of the reporting person upon exercise of Warrant Agreements with the Issuer)
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 4,242,056 (includes 4,242,056 shares issuable to affiliates of the reporting person upon exercise of Warrant Agreements with the Issuer)
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,242,056 (includes 4,242,056 shares issuable to affiliates of the reporting person upon exercise of Warrant Agreements with the Issuer)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.1%
14	TYPE OF REPORTING PERSON* IN

         *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 648904200	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greenlight Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 831,019 (includes 831,019 shares issuable to the reporting person upon exercise of a Warrant Agreement with the Issuer)
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 831,019 (includes 831,019 shares issuable to the reporting person upon exercise of a Warrant Agreement with the Issuer)
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 831,019 (includes 831,019 shares issuable to the reporting person upon exercise of a Warrant Agreement with the Issuer)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON* PN

         *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 648904200	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greenlight Capital Qualified, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,862,687 (includes 1,862,687 shares issuable to the reporting person upon exercise of a Warrant Agreement with the Issuer)
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 1,862,687 (includes 1,862,687 shares issuable to the reporting person upon exercise of a Warrant Agreement with the Issuer)
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,862,687 (includes 1,862,687 shares issuable to the reporting person upon exercise of a Warrant Agreement with the Issuer)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON* PN

         *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 648904200	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greenlight Capital Offshore, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,548,350 (includes 1,548,350 shares issuable to the reporting person upon exercise of a Warrant Agreement with the Issuer)
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 1,548,350 (includes 1,548,350 shares issuable to the reporting person upon exercise of a Warrant Agreement with the Issuer)
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,548,350 (includes 1,548,350 shares issuable to the reporting person upon exercise of a Warrant Agreement with the Issuer)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON* CO

         *SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

          This Schedule 13D (the "Schedule 13D") is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company ("Greenlight"), Greenlight Capital, L.P. ("Greenlight Fund"), of which Greenlight is the general partner, Greenlight Capital Offshore, Ltd. ("Greenlight Offshore"), for whom Greenlight acts as investment advisor, Greenlight Capital Qualified, L.P. ("Greenlight Qualified"), of which Greenlight is the general partner, and Mr. David Einhorn and Mr. Jeffrey A. Keswin, the principals of Greenlight, relating to shares of common stock of New World Coffee - Manhattan Bagel, Inc. f/k/a New World Coffee & Bagels, Inc., a Delaware corporation (the "Issuer").

          This Schedule 13D relates to shares of common stock of the Issuer ("Common Stock") issuable to Greenlight fund, Greenlight Offshore and Greenlight Qualified on the exercise of warrant agreements with the Issuer.

Item 1.	Security and Issuer
Securities acquired: Shares of Common Stock, par value $0.001 per share
	Issuer:	New World Coffee - Manhattan Bagel, Inc. 246 Industrial Way West Eatontown, New Jersey 07724
Item 2.	Identity and Background

                    (a)     This statement is filed by: (i) Greenlight Capital, L.L.C., a Delaware limited liability company ("Greenlight"), (ii) Greenlight Capital, L.P., a Delaware limited partnership ("Greenlight Fund"), of which Greenlight is the general partner, (iii) Greenlight Capital Offshore, Ltd., a Cayman Islands exempted company ("Greenlight Offshore"), for whom Greenlight acts as investment advisor, (iv) Greenlight Capital Qualified, L.P., a Delaware limited partnership ("Greenlight Qualified"), of which Greenlight is the general partner, and (v) Mr. David Einhorn and Mr. Jeffrey A. Keswin, the principals of Greenlight (the "Principals").

                    (b)     The business address of Greenlight, Greenlight Fund, Greenlight Qualified, Greenlight Offshore and the Principals is 420 Lexington Avenue, Suite 1740, New York, NY 10170.

                    (c)     Greenlight provides investment management services to private individuals and institutions. Greenlight Fund, Greenlight Qualified and Greenlight Offshore are private investment funds. The principal occupation of both Mr. Einhorn and Mr. Keswin is investment management.

                    (d)     None of Greenlight, Greenlight Fund, Greenlight Qualified, Greenlight Offshore and the Principals have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                    (e)     None of Greenlight, Greenlight Fund, Greenlight Qualified, Greenlight Offshore and the Principals have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                    (f)     Greenlight is a Delaware limited liability company. Greenlight Fund and Greenlight Qualified are Delaware limited partnerships. Greenlight Offshore is a Cayman Islands exempted company. Mr. David Einhorn and Mr. Jeffrey A. Keswin are both United States citizens

Item 3.	Source and Amount of Funds

                    On January 17, 2001, Issuer issued warrants to purchase Common Stock (the "Warrants") in the amount of (i) 831,019 shares to Greenlight Fund, (ii) 1,862,687 shares to Greenlight Qualified, and (iii) 1,548,350 shares to Greenlight Offshore. The Warrants may be exercised at any time prior to January 17, 2006, and the number of shares of Common Stock stated in the Warrant may be purchased at an exercise price of $0.01 per share of Common Stock subject to adjustment as provided in the Warrants.

                    On January 17, 2001 and as consideration for the issuance of the Warrants, (i) Greenlight Fund invested $1,959,000, (ii) Greenlight Qualified invested $4,391,000, and (iii) Greenlight Offshore invested $3,650,000 in Greenlight New World, L.L.C. ("GNW"). The Issuer is the sole manager of GNW and GNW's sole purpose is to purchase certain bonds (the "Bonds") known as Einstein/Noah Corporation ("Einstein") 7.25% convertible subordinated bonds June 2004.

Item 4.	Purpose of the Transaction

                    On January 16, 2001, Greenlight Fund, Greenlight Qualified, Greenlight Offshore (together, the "Greenlight Entities") and the Issuer entered into a Bond Purchase Agreement (the "Purchase Agreement"). The form of the Purchase Agreement is attached hereto as Exhibit 2. Under the terms of the Purchase Agreement, Greenlight Fund, Greenlight Qualified, and Greenlight Offshore contributed $1,959,000, $4,391,000 and $3,650,000, respectively, to Greenlight New World, L.L.C. ("GNW"). GNW's sole purpose is to purchase the Bonds. The Greenlight Entities are the sole equity owners of GNW. The Issuer is the sole manager of GNW and has sole power to vote the Bonds so long as the Bonds are owned by GNW. Under the terms of the Purchase Agreement, the Greenlight Entities may exchange their equity interests in GNW for shares of the Issuer's Series E Preferred Stock (the "Series E Preferred") within thirty (30) days after a combination of the businesses of Einstein and the Issuer whether effected by merger, combination, sale of assets or sale of capital stock (an "Einstein Combination"). The Certificate of Designation of the Series E Preferred Stock (the "Certificate of Designation") is attached hereto as Exhibit 7. Further, under the terms of the Purchase Agreement, if the Issuer fails to redeem the Series E Preferred for an amount equal to 100% of the liquidation value of the Series E Preferred, plus all accrued or declared but unpaid dividends, if any, prior to the third anniversary of the Purchase Agreement, and for so long as such failure continues, the Greenlight Entities shall have the right to designate fifty percent (50%) of the Issuer's board of directors.

                    In connection with the Purchase Agreement, Greenlight Fund received a warrant to purchase up to 831,019 shares of Common Stock, Greenlight Qualified received a warrant to purchase up to 1,862,687 shares of Common Stock, and Greenlight Offshore received a warrant to purchase up to 1,548,350 shares of Common Stock (each, a "Warrant" and collectively, the "Warrants"). The forms of the Warrants are attached hereto as Exhibits 4-6. Pursuant to Section 4.2 of the Purchase Agreement, the number of shares that the Greenlight Entities receive upon exercise of their Warrants is subject to upward adjustment depending upon certain future events affecting the capitalization of the Issuer. The shares of Common Stock issuable upon exercise of a Warrant are entitled to registration rights under the terms of a Registration Rights Agreement among the Greenlight Entities and the Issuer, attached hereto as Exhibit 3. Under the terms of the Purchase Agreement, if after the first year from the date of the Purchase Agreement there has not been an Einstein Combination, and for so long as (1) there has not been an Einstein Combination by the end of the third year after the date of the Purchase Agreement, or (2) there has been an Einstein Combination and the Greenlight Entities have not elected to exchange the equity of GNW for the Series E Preferred shares within 30 days thereafter or (3) the Greenlight Entities have timely elected to receive the Series E Preferred shares and the same have been redeemed, whichever is sooner, the Issuer will issue pro rata to the Greenlight Entities warrants (the "Additional Warrants") representing an additional .9375% of the fully diluted Common Stock of the Company outstanding at the beginning of each three-month period, commencing with the first anniversary of the date of the Purchase Agreement, which percentage shall be reduced pro-rata based upon Series E Preferred shares theretofore redeemed at the election of the Greenlight Entities (in the case of a partial redemption) or the funds withdrawn by the Greenlight Entities from GNW. In addition, in the event the Issuer redeems its outstanding shares of Series F Preferred Stock, par value $.001 ("Series F Preferred Stock") and pays the redemption price therefor through the issuance of Senior Subordinated Notes (the "Notes") as provided for in Section 3(b)(ii) of the Certificate of Designation, Preferences and Rights of Series F Preferred Stock filed by the Issuer with the Delaware Secretary of State, then, at the time of such redemption, the Issuer shall issue the Greenlight Entities pro-rata warrants representing an additional 1.5% of the fully diluted Common Stock of the Issuer outstanding at such time. The Issuer has requested confidential treatment for certain items. A discussion of these items has been omitted from this Schedule 13D but is on file with the Commission.

                    Other than as described above, neither Greenlight, Greenlight Fund, Greenlight Offshore, Greenlight Qualified, Mr. Einhorn nor Mr. Keswin has present plans or proposals which would result in any of the following:

1) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
2) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
3) any change in the present board of directors or managers of the Issuer;
4) any material change in the present capitalization or dividend policy of the Issuer;
5) any other material change in the Issuer's business or corporate structure;
6) any change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

               7)     causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

8) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
9) any action similar to any of those enumerated above.
Item 5.	Interest in Securities of the Issuer

                    (a)     As of January 29, 2001, Greenlight, Mr. Einhorn and Mr. Keswin beneficially own 4,242,056 shares of Common Stock of the Issuer (which includes 4,242,056 shares issuable to Greenlight Fund, Greenlight Offshore and Greenlight Qualified upon exercise of the Warrants), which represents 21.1% of the Issuer's outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 4,242,056 shares of Common Stock underlying the Warrants not yet exercised but beneficially owned by Greenlight, Mr. Einhorn and Mr. Keswin as of the date hereof, by (ii) 20,076,472 shares of Common Stock, which equals the sum of (x) 15,404,828 shares of Common Stock outstanding as of November 17, 2000 based upon the Issuer's definitive proxy statement on Form 14A filed with the Securities and Exchange Commission on November 30, 2000, (y) 429,588 shares of Common Stock issued subsequent to November 17, 2000 as reported to Greenlight by the Issuer, and (z) 4,242,056 shares of Common Stock underlying the Warrants. The 4,242,056 shares of Common Stock underlying the Warrants described above are beneficially owned by Greenlight, Mr. Einhorn and Mr. Keswin for the account of Greenlight Fund, Greenlight Offshore or Greenlight Qualified, as the case may be.

                             As of January 29, 2001, Greenlight Fund beneficially owns 831,019 shares of Common Stock of the Issuer (which includes 831,019 shares issuable to the reporting persons upon exercise of its Warrant), which represents 5.0% of the Issuer's outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 831,019 shares of Common Stock underlying the Warrant not yet exercised but beneficially owned by Greenlight Fund as of the date hereof, by (ii) 16,665,435 shares of Common Stock, which equals the sum of (x) 15,404,828 shares of Common Stock outstanding as of November 17, 2000 based upon the Issuer's definitive proxy statement on Form 14A filed with the Securities and Exchange Commission on November 30, 2000, (y) 429,588 shares of Common Stock issued subsequent to November 17, 2000 as reported to Greenlight by the Issuer, and (z) 831,019 shares of Common Stock underlying the Warrant.

                             As of January 29, 2001, Greenlight Qualified beneficially owns 1,862,687 shares of Common Stock of the Issuer (which includes 1,862,687 shares issuable to the reporting persons upon exercise of its Warrant), which represents 10.5% of the Issuer's outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 1,862,687 shares of Common Stock underlying the Warrant not yet exercised but beneficially owned by Greenlight Qualified as of the date hereof, by (ii) 17,697,103 shares of Common Stock, which equals the sum of (x) 15,404,828 shares of Common Stock outstanding as of November 17, 2000 based upon the Issuer's definitive proxy statement on Form 14A filed with the Securities and Exchange Commission on November 30, 2000, (y) 429,588 shares of Common Stock issued subsequent to November 17, 2000 as reported to Greenlight by the Issuer, and (z) 1,862,687 shares of Common Stock underlying the Warrant.

                             As of January 29, 2001, Greenlight Offshore beneficially owns 1,548,350 shares of Common Stock of the Issuer (which includes 1,548,350 shares issuable to the reporting persons upon exercise of its Warrant), which represents 8.9% of the Issuer's outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 1,548,350 shares of Common Stock underlying the Warrant not yet exercised but beneficially owned by Greenlight Offshore as of the date hereof, by (ii) 17,382,766 shares of Common Stock, which equals the sum of (x) 15,404,828 shares of Common Stock outstanding as of November 17, 2000 based upon the Issuer's definitive proxy statement on Form 14A filed with the Securities and Exchange Commission on November 30, 2000, (y) 429,588 shares of Common Stock issued subsequent to November 17, 2000 as reported to Greenlight by the Issuer, and (z) 1,548,350 shares of Common Stock underlying the Warrant.

                    (b)     Greenlight, Mr. Einhorn and Mr. Keswin for the account of each of Greenlight Fund, Greenlight Offshore and Greenlight Qualified have the power to vote and dispose of the shares of Common Stock held by each such entity.

                    (c)     Other than as described in Items 3 and 4 above, none of Greenlight, Greenlight Fund, Greenlight Qualified, Greenlight Offshore and the Principals have engaged in any transactions in the Common Stock within the past 60 days.

                    (d)     Not Applicable.

                    (e)     Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                   Except as set forth in Item 4 of this Schedule 13D, none of Greenlight, Greenlight Fund, Greenlight Qualified, Greenlight Offshore and the Principals have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits
Exhibit 1	Joint Filing Agreement dated January 29, 2001, among Greenlight, Greenlight Fund, Greenlight Qualified Greenlight Offshore, Mr. Einhorn and Mr. Keswin.
Exhibit 2	Bond Purchase Agreement dated January 16, 2001, among the Issuer, Greenlight Fund, Greenlight Offshore and Greenlight Qualified.
Exhibit 3	Registration Rights Agreement dated January 16, 2001, among the Issuer, Greenlight Fund, Greenlight Offshore and Greenlight Qualified.
Exhibit 4	Warrant to Purchase Common Stock issued by Issuer in favor of Greenlight Fund.
Exhibit 5	Warrant to Purchase Common Stock issued by Issuer in favor if each of Greenlight Offshore.
Exhibit 6	Warrant to Purchase Common Stock issued by Issuer in favor of Greenlight Qualified.
Exhibit 7	Certificate of Designation of Series E Preferred Stock.

Signature

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:     January 29, 2001

GREENLIGHT CAPITAL, L.L.C.

By:	Jeffrey A. Keswin _______________________________________ JEFFREY A. KESWIN, Managing Member
GREENLIGHT CAPITAL, L.P.

By:	Greenlight Capital, L.L.C., its general partner
By:	Jeffrey A. Keswin _______________________________________ Jeffrey A. Keswin, Managing Member
GREENLIGHT CAPITAL QUALIFIED, L.P.
By:	Greenlight Capital, L.L.C., its general partner

By:	Jeffrey A. Keswin _______________________________________ Jeffrey A. Keswin, Managing Member
GREENLIGHT CAPITAL OFFSHORE, LTD.

By:	Jeffrey A. Keswin _______________________________________ Jeffrey A. Keswin, Director